02050767

FORM 6-K

SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant ~~to Rule 13a-16 or~~ 15d-16 of
The Securities Exchange Act of 1934

August 2, 2002

Commission File Number - 0-26414

GLOBETECH VENTURES CORP.
(Translation of Registrant's Name into English)

#402-750 West Pender, Vancouver, B.C., Canada V6C 2T7
(Address of Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F____x_____ Form 40-F_________

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934]

Yes________ No____x_____
Securities registered or to be registered pursuant to

TABLE OF CONTENTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBETECH VENTURES CORP.

"Dil Gujral"

Date: August 2, 2002

By: --

Dil Gujral, President

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F

Incorporated as part of: ____X____ Schedule A
________ Schedule B & C
(place X in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:	GLOBETECH VENTURES CORP.
ISSUER ADDRESS:	#402-750 West Pender St., Vancouver, BC V6C 2T7
ISSUER WEBSITE:	www.globetechventures.net
ISSUER EMAIL:	rdg@globetechventures.net
ISSUER PHONE NUMBER:	(604) 688-0044
ISSUER FAX NUMBER:	(604) 684-2439
CONTACT PERSON:	Dilbagh S. Gujral
CONTACT POSITION:	President
CONTACT PHONE NUMBER:	(604) 688-0044
FOR QUARTER ENDED:	June 30, 2002
DATE OF REPORT:	August 1, 2002

CERTIFICATE:

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B and C.

Dilbagh S. Gujral	"Dilbagh S. Gujral"	02/07/31
DIRECTORS NAME	SIGNED (TYPED)	DATE SIGNED
Donald J. MacPhee	"Donald J. MacPhee"	02/07/31
DIRECTORS NAME	SIGNED (TYPED)	DATE SIGNED

(Signatures for this Form should be entered in TYPED form)

GLOBETECH VENTURES CORP.
(A Development Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
June 30, 2002
(UNAUDITED)

GLOBETECH VENTURES CORP.
(A Development Stage Company)
CONSOLIDTAED BALANCE SHEETS
(Expressed in Canadian Dollars)
As at
(UNAUDITED)

		Jun. 30, 2002		Sept. 30, 2001
ASSETS				
Current				
Cash	$	(827)	$	81,297
Receivables		2,546		980
Prepaid expenses		9,674		-
Advances Receivable		5,457		-
		16,850		82,277
Capital assets		6,941		8,172
	$	**23,791**	$	**90,449**
LIABILITIES AND SHAREHOLDER'S EQUITY				
Current				
Accounts payable and accrued liabilities	$	350,218	$	269,086
Due to related parties		533,816		392,943
		884,034		662,029
Shareholder's equity				
Capital stock		27,873,683		27,873,683
Deficit		(28,733,926)		(28,445,263)
		(860,243)		(571,580)
	$	**23,791**	$	**90,449**

Approved by the Directors: "Dilbagh S. Gujral" Dilbagh S. Gujral — "Donald J. MacPhee" Donald J. MacPhee

Prepared by management

GLOBETECH VENTURES CORP.
(A Development Stage Company)
CONSOLIDTAED STATEMENT OF OPERATIONS AND DEFICIT
(Expressed in Canadian Dollars)
For the period
(UNAUDITED)

	3 months ended Jun. 30, 2002	3 months ended Jun. 30, 2001	9 months ended Jun. 30, 2002	9 months ended Jun. 30, 2001
Expenses				
Accounting and legal	$ 9,833	$ 10,332	$ 10,538	$ 41,840
Amortization	319	318	1,231	956
Bank Charges	44	80	128	209
Brochures and publications	-	-	-	10,510
Corporate comm & consulting	-	11,374	-	44,505
Financial consulting fees	-	18,356	38,151	54,997
Loan Interest	13,105	9,014	34,607	24,821
Management fees	7,500	7,500	22,500	22,500
Office and miscellaneous	15,574	2,947	24,471	14,110
Project consulting	4,000	-	18,030	28,731
Promotion, advertising and conf	2,343	74	10,357	35,463
Public relations consulting	-	13,095	33,631	28,153
Regulatory fees and transfer agent	1,698	1,622	4,229	5,714
Rent and parking	9,047	1,259	16,710	9,051
Salaries and wages	2,371	1,023	11,767	9,041
Shareholder communication	1,779	8,977	3,653	16,481
Telephone and fax	1,258	1,481	4,312	9,654
Travel and trade shows	103	4,108	2,703	72,427
Loss before other items	(68,974)	(91,560)	(237,018)	(429,163)
Other items				
Interest income	33	119	141	24,539
Foreign exchange gain/(loss)	14,497	13,974	6,681	(3,389)
Recovery of assets written-off	-	-	-	83,799
Impaired loans	(21,480)	-	(58,467)	-
	(6,950)	14,093	(51,645)	104,949
Loss for the period	(75,924)	(77,467)	(288,663)	(324,214)
Deficit, beginning of period	(28,658,002)	(26,869,318)	(28,445,263)	(26,622,571)
Deficit, end of period	$ (28,733,926)	$ (26,946,785)	$ (28,733,926)	$ (26,946,785)
Loss per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.04)

Prepared by management

GLOBETECH VENTURES CORP.
(A Development Stage Company)
CONSOLIDTAED STATEMENT OF CASH FLOWS
(Expressed in Canadian Dollars)
For the period
(UNAUDITED)

	3 months ended Jun. 30, 2002	3 months ended Jun. 30, 2001	9 months ended Jun. 30, 2002	9 months ended Jun. 30, 2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period	$ (75,924)	$ (77,467)	$ (288,663)	$ (324,214)
Items not affecting cash:				
Amortization	319	318	1,231	956
Accrued interest income				
Foreign exchange				
Changes in non-cash working capital:				
(Inc.) dec. in receivables	(1,611)	(1,888)	(1,566)	773
(Inc.) dec. in prepaid expenses	(8,000)	(5,099)	(9,674)	(8,877)
(Inc.) dec. in loans receivable	(4,287)		(5,457)	
(Inc.) dec. in due from related parties	20,467	(122,653)	140,873	90,682
(Inc.) dec. in accounts payable and accrued liabilities	23,284	(133,316)	81,132	(91,691)
Net cash used in operating activities	(45,752)	(340,105)	(82,124)	(332,371)
CASH FLOWS FROM FINANCING ACTIVITIES				
Issuance of shares for debt	-	472,936	-	649,366
Impaired Loans	-	456,840	-	456,840
Net cash provided by financing activities	-	929,776	-	1,106,206
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of capital assets		1		(5,727)
Investments		(415,455)		(960,375)
Notes receivable advanced		34,928		34,928
Net cash used in investing activities	-	(380,526)	-	(931,174)
Change in cash position during period	(45,752)	209,145.00	(82,124)	(157,339)
Cash position, beginning of period	44,925	12,500	81,297	378,984
Cash position, end of period	$ (827)	$ 221,645	$ (827)	$ 221,645

Prepared by management

GLOBETECH VENTURES CORP.
(A Development Stage Company)
NOTES TO THE INTERIM CONSOLIDTAED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
For the nine month period ended June 30, 2002
(UNAUDITED)

1. BASIS OF PRESENTATION

The interim period financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding figures in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present fair statements of the results of the interim periods presented.

Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

2. NATURE AND CONTINUANCE OF OPERATIONS

Globetech Ventures Corp. is incorporated under the laws of British Columbia and its principal business activities are the identification, acquisition, development and marketing of internet related products. In early March of 2002, Globetech signed a letter of intent with Net 7 Software, Inc. to acquire all outstanding shares of Net 7 in exchange restricted treasury stock from Globetech.

Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future.

	Jun. 30, 2002	Sep. 30, 2001
Deficit	$ (28,733,926)	$ (28,445,263)
Working capital deficiency	(867,184)	(579,752)

Prepared by management

(Expressed in Canadian Dollars)

3. CAPITAL ASSETS

			Net Book Value	
	Cost	Accumulated Depreciation	Jun. 30, 2002	Sep. 30, 2001
Office equipment	$ 5,222	$ 4,572	$ 650	$ 788
Computer equipment	26,314	20,023	6,291	7,384
	$ 31,536	$ 24,595	$ 6,941	$ 8,172

4. RELATED PARTY TRANSACTIONS

	Jun. 30, 2002	Sep. 30, 2001
Due to related parties		
Affiliated companies:		
Loan payable bearing interest at prime plus 3% per annum	$ 186,289	$ 187,398
Loan payable bearing interest at 10% per annum	12,367	11,619
Director:		
Loans payable bearing interest at 10% per annum	296,027	193,926
	$ 494,683	$ 392,943

The Company entered into the following transactions with related parties:

a) Paid or accrued $15,000 (2001 - $15,000) for management fees to a company controlled by a director.
b) Paid or accrued interest of $13,105 (2000 - $10,624) to companies with a common director.

(Expressed in Canadian Dollars)

5. CAPITAL STOCK

Included in the issued and outstanding shares at June 30, 2002 are 25,000 (2000 – 25,000) common shares that are escrowed and may not be traded until approval is received from the regulatory authorities.

	Number of shares		Common shares issued and fully paid
Balance at September 30, 2000	9,489,939	$	27,873,683
Issuance of shares for private placement subscription	-		-
Issued on conversion of debt	-		-
Balance at June 30, 2002	9,489,939	$	27,873,683

The following stock options and share purchase warrants were outstanding at June 30, 2002:

	Number of shares	Exercise Price US$	Expiry Date
Options	338,400	1.60	Feb. 15/02
	195,000	2.00	Aug. 22/03
Warrants	454,546	1.25	Aug. 25/01
		then at 1.50	Aug. 25/02

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F

Incorporated as part of: _______________ Schedule A
_______X________ Schedule B & C
(place X in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: GLOBETECH VENTURES CORP.

ISSUER ADDRESS: #402-750 West Pender St., Vancouver, BC V6C 2T7

ISSUER WEBSITE: www.globetechventures.net
ISSUER EMAIL: rdg@globetechventures.net

ISSUER PHONE NUMBER: (604) 688-0044
ISSUER FAX NUMBER: (604) 684-2439

CONTACT PERSON: Dilbagh S. Gujral
CONTACT POSITION: President
CONTACT PHONE NUMBER: (604) 688-0044

FOR QUARTER ENDED: June 30, 2002
DATE OF REPORT: August 1, 2002

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B and C.

Dilbagh S. Gujral	"Dilbagh S. Gujral"	02/07/31
DIRECTORS NAME	SIGN (TYPED)	DATE SIGNED
Donald J. MacPhee	"Donald J. MacPhee"	02/07/31
DIRECTORS NAME	SIGN (TYPED)	DATE SIGNED

(Signatures for this Form should be entered in TYPED form)

SCHEDULE A: FINANCIAL INFORMATION

See attached unaudited interim consolidated financial statements for the nine-month period ended June 30, 2002.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. For the current fiscal year to date:

   a) Deferred Exploration and Development Costs: Nil

   b) General and Administration:

   See Statement of Operations and Deficit in attached unaudited interim consolidated financial statements.

   c) Related Party Transactions:

   See Note 4 in the attached unaudited interim consolidated financial statements.

2. For the year-to-date period:

   a) Summary of securities issued during the period: Nil

   b) Summary of options granted during the period: Nil

3. As at the end of the period:

   a)

	Number of Shares	Amount
Authorized capital		
20,000,000 common shares without per value		
Issued and outstanding as at Jun. 30, 2002 and Sep. 30, 2001	9,489,939	$27,873,683

   b) Incentive stock options and share purchase warrants outstanding: See Note 5 in the attached unaudited interim consolidated financial statements.

   c) There are 25,000 common shares held in escrow by the Company's registrar and transfer agent.

   d) List of Directors: Dilbagh S. Gujral
   Donald J. MacPhee
   James H. Diffendorfer
   C. Allan Brant

   List of Officers: Dilbagh S. Gujral, President

SCHEDULE C: MANAGEMENT DISCUSSION

Nature of Operations:

Globetech Ventures Corp. is incorporated under the laws of British Columbia and its principal business activities are the identification, acquisition, development and marketing of Internet related products. In early March of 2002, Globetech signed a letter of intent with Net 7 Software Inc. to acquire all outstanding shares of Net 7 in exchange restricted treasury stock from Globetech.

Review of Operations:

Net 7 is a communications application service provider (ASP) that typically supplements Internet telephony solutions with value-added services. Net 7 has built an enhanced messaging platform that currently supports email-to-fax and document-to-fax conversions, and will soon support - among a suite of services aimed at voice messaging users in the wired and wireless worlds - similar conversions to speech playback. Net 7's principals have been involved in the interface between computer and telephone networks since the 1980s and were the first to introduce an Internet fax capability in 1995.

Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future.

Investor Relation Activities:

The Company's investor relation activities during the nine-month period ended June 30, 2002 consisted of providing investors and shareholders with information regarding the Company's activities as requested.